Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Independence Corp.:

We consent to the incorporation by reference in the registration statements (Nos. 333-45335, 333-57337, 333-65593, 333-71887, 333-86415 and 333-38972) on Forms S-3 and (Nos. 333-78177. 333-80197, 333-84625, 333-33140 and 333-32962) on Forms S-8 of American Independence Corp. (formerly SoftNet Systems, Inc.) of our reports dated March 15, 2005, with respect to the consolidated balance sheets of American Independence Corp. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2004 and 2003, the three months ended December 31, 2002, and for the year ended September 30, 2002, and all related financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of American Independence Corp. Our report refers to a change in accounting in the three months ended December 31, 2002, as the Company adopted certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

/s/ KPMG LLP

New York, New York
March 15, 2005